

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Joseph Adams, Jr.
Chairman and Chief Executive Officer
Fortress Transportation & Infrastructure Investors LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: Fortress Transportation & Infrastructure Investors LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **File No. 001-37386**

Dear Mr. Adams:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services